UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
NEVADA CHEMICALS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
64127C 10 7

(CUSIP Number)
Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 S. Grand Ave., 28th Floor
Los Angeles, California 90071
(213)830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO:
Dennis M. Myers, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000
September 5, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cyanco Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,938,387

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,938,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Cyanco Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,938,387 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,938,387 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the sole shareholder of Cyanco Holding Corp.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Principal Opportunities Fund IV Delaware, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,938,387 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,938,387 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as the sole member of OCM Cyanco Holdings, LLC.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Principal Opportunities Fund IV Delaware GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,938,387 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,938,387 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Principal Opportunities Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,938,387 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,938,387 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Principal Opportunities Fund IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Principal Opportunities Fund IV GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L..P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN
(1) Solely in its capacity as director of OCM Principal Opportunities Fund IV GP Ltd. and investment manager of OCM Principal Opportunities Fund IV, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as sole shareholder of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Capital Group Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,938,387 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jordon L. Kruse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		2,938,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	64127C 10 7	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cassidy J. Traub

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		2,938,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,938,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,938,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     EXPLANATORY NOTE
          On September 5, 2008, Cyanco Holding Corp., a Delaware corporation (“Parent”), and Calypso Acquisition Corp., a Utah corporation (the “Purchaser”), entered into Support Agreements (each a “Support Agreement” and together the “Support Agreements”) with John T. Day, the chief executive officer, President and a director of Nevada Chemicals, Inc., E. Bryan Bagley, the chairman of the board of directors of the Issuer, M. Garfield Cook, Nathan L. Wade and James E. Solomon, all directors of the Issuer, and the BLA Irrevocable Investment Trust (each a “Principal Shareholder” and collectively referred to herein as the “Principal Shareholders”). As of September 5, 2008, the Principal Shareholders owned an aggregate of 2,917,387 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer and held options to purchase an additional 21,000 shares (the “Options”), all of which are subject to the terms and conditions of the Support Agreements. Pursuant to Section 4 of the Support Agreements, the Principal Shareholders have agreed to (a) validly tender or cause to be tendered all of the Common Stock of the Principal Shareholders in accordance with the terms of the Offer (as defined in the Agreement and Plan of Merger, dated as of September 5, 2008, by and among Cyanco Holding Corp., Calypso Acquisition Corp., and Nevada Chemicals, Inc, hereafter the “Merger Agreement”) and (b) not withdraw, or cause to be withdrawn, all or any portion of the Common Stock of the Principal Shareholders from the Offer in accordance with the terms of the Support Agreements except upon termination of the Merger Agreement in accordance with its terms. Under the Support Agreements, each Principal Shareholder agreed to vote, or cause to be voted, as requested by the Purchaser, all of such Principal Shareholder’s Common Stock (a) in favor of any merger or any other transaction pursuant to which Parent, Purchaser or any of their respective affiliates proposes to acquire the Issuer, whether by tender offer, merger, or otherwise, in which shareholders of the Issuer would receive consideration per share of Common Stock equal to or greater than the consideration to be received by such shareholders in the Offer, and/or (b) against any action, agreement or proposal which would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a material breach of any representation, warranty or covenant or any other obligation or agreement of the Issuer under or with respect to, the Offer or the Merger (defined below), the Merger Agreement, the Support Agreements or any of the transactions to which the Issuer is a party or transactions contemplated by the Support Agreements, including, (i) any other extraordinary corporate transaction, including, an Acquisition Proposal (as defined in the Merger Agreement), merger, acquisition, joint venture, sale, consolidation, reorganization, liquidation or winding up of or involving the Issuer and a third party, or any other proposal of a third party to acquire the Issuer or all or substantially all of the assets thereof and (ii) any amendment of the articles of incorporation or by-laws of the Issuer. A copy of the Support Agreement with John T. Day is filed herewith as Exhibit (2.1) and a form of the Support Agreements with E. Bryan Bagley, M. Garfield Cook, Nathan L. Wade, James E. Solomon, and the BLA Irrevocable Investment Trust is filed herewith as Exhibit (2.2). A copy of the Merger Agreement is filed herewith as Exhibit (3).
     Item 1. Security and Issuer.
          The class of equity security to which this statement relates is the common stock, par value $0.001 per share, of Nevada Chemicals, Inc., a Utah corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are: Nevada Chemicals, Inc., 9149 South Monroe Plaza Way, Suite B, Sandy, Utah 84070.
     Item 2. Identity and Background.
          (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act “): Cyanco Holding Corp., a Delaware corporation (“Parent”), OCM Cyanco Holdings, LLC, a Delaware limited liability company (“Cyanco LLC”), OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM Fund”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“OCM Fund GP”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“OCM Fund GP Ltd”), Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), Jordon L. Kruse (“Kruse”) and Cassidy J. Traub (“Traub”).
          OCGH GP is the general partner of OCGH, which in turn holds a majority of the voting units of OCG, which in turn is the managing member of Holdings, which in turn is the managing member of Holdings I, which in turn is the general partner of Capital I, which in turn is the general partner of GP I, which in turn is the sole shareholder of OCM Fund GP Ltd, which in turn is the general partner of OCM Fund GP, which in turn is the general partner of OCM Fund, which in turn is the sole shareholder of Fund IV Delaware GP, which in turn is the general partner of Fund IV Delaware, which in turn is the sole member of Cyanco LLC, which in turn is the sole shareholder of Parent. OCG is also the sole shareholder of Holdings Inc, which in turn is the general partner of Oaktree, which in turn is the Director of OCM Fund GP Ltd. Kruse and Traub are both officers of Parent. Parent, Cyanco LLC, Fund IV Delaware, Fund IV Delaware GP, OCM Fund, OCM Fund GP, OCM Fund GP Ltd., Oaktree, Holdings Inc, GP I, Capital I, Holdings I, Holdings, OCG, OCGH , OCGH GP, Kruse and Traub are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”
          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
          (b) The address of the principal business and principal office of each of the Reporting Persons is 333 South Grand Ave., 28th Floor, Los Angeles, California 90071.
          (c) Holdings Inc is principally engaged in the business of serving as the general partner of Oaktree;
          Oaktree is principally engaged in the business of providing investment advice and management services to institutional and individual investors. Oaktree serves as the investment manager of OCM Fund and the director of OCM Fund GP Ltd;
          Fund IV Delaware is principally engaged in the business of investing in entities over which there is a potential for such fund to exercise significant influence;
          Fund IV Delaware GP is principally engaged in the business of serving as the general partner of Fund IV Delaware;
          OCM Fund is principally engaged in the business of investing in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence;
          OCM Fund GP is principally engaged in the business of serving as the general partner of OCM Fund;
          OCM Fund GP Ltd is principally engaged in the business of serving as the general partner of OCM Fund GP;
          GP I is principally engaged in the business of (i) serving as the general partner of certain investment funds or serving as or performing the functions of the managing member of the general partner of certain investment funds and (ii) acting as the sole shareholder of certain controlling entities of certain investment funds;
          Capital I is principally engaged in serving as the general partner of GP I and holding limited partnership interests in GP I;
          Holdings I is principally engaged in the business of serving as the general partner of Capital I;
          Holdings is principally engaged in the business of serving as the managing member of Holdings I;
          OCG is principally engaged in the business of acting as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;
          OCGH is principally engaged in the business of holding voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts;
          OCGH GP is principally engaged in the business of serving as the general partner of OCGH;
          Parent and Cyanco LLC were formed for the purpose of acquiring the Issuer;
          Kruse is principally engaged as a Managing Director of Oaktree Capital Management, L.P.; and
          Traub is principally engaged as an Assistant Vice President of Oaktree Capital Management, L.P.
          (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, except as set forth in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) All individuals named in Schedule A to this statement are citizens of the United States.
          The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
          Certain information required by this Item 2 concerning the executive officers and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.
          Pursuant to rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
     Item 3. Source and Amount of Funds or Other Consideration.
          The Offer is not conditioned upon any financing arrangements. The total amount of funds required to purchase all of the Common Stock and Options pursuant to the Merger Agreement and the Offer is estimated to be approximately $94.6 million. Fund IV Delaware will fund this amount through equity contributions to the Purchaser. It is anticipated that Fund IV Delaware will draw down the funds from its general partner, Fund IV Delaware GP, which will in turn will draw the funds from its parent company, OCM Fund.
     Item 4. Purpose of Transaction.
          (a) - (g) and (j) Pursuant to the Merger Agreement, the Purchaser agreed to commence an offer to acquire all of the issued and outstanding Common Stock of the Issuer for $13.37 per share (the “Merger Consideration”), net to the seller, upon the terms and conditions set forth in the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. The Merger Agreement also provides that, following the completion of the Offer at the Effective Time (as defined in the Merger Agreement), upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged with and into Issuer and the separate corporate existence of the Purchaser will cease (the “Merger”). Each share of Common Stock outstanding as of the Effective Time shall then be converted into the right to receive the Merger Consideration; each issued and outstanding share of Purchaser common stock shall be converted into one share of common stock of the Surviving Corporation (defined below); and all shares of Common Stock that are owned by the Issuer as treasury stock, or by the Parent, the Purchaser or any other wholly owned subsidiary of the Parent shall be cancelled and retired and no consideration shall be delivered in exchange therefore. Following the Merger, the Issuer will continue as the Surviving Corporation (the “Surviving Corporation”) and be a wholly owned subsidiary of the Parent.
          The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock which, together with shares beneficially owned by Parent or Purchaser, represent at least a majority of the then outstanding Common Stock on a fully diluted basis. The Merger Agreement further provides that upon purchase of and payment for any Common Stock by Parent, the Purchaser, or any of their affiliates pursuant to the Offer, if the Common Stock then held by Parent, Purchaser and any of their affiliates represents at least a majority of the outstanding Common Stock (on a fully diluted basis), then Parent is entitled to designate a number of directors, rounded up to the next whole number of directors, as will give Parent, the Purchaser or any of their affiliates representation on the board of directors of the Issuer equal to the product of (i) the total number of directors on the Issuer’s board multiplied by (ii) the percentage that the aggregate number of Common Stock beneficially owned by Parent, the Purchaser or any of their affiliates bears to the total amount of Common Stock then issued and outstanding. The Issuer will, upon request of Parent, use its reasonable best efforts to promptly (but in any event within ten days after receipt of such request), if necessary, either increase the size of the Issuer’s board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent’s designees to be so elected or appointed at that time.
          In connection and concurrent with the Merger Agreement and for the purpose of facilitating the transactions thereby, the parties enumerated in the “Explanatory Note” entered into the Support Agreement. Under the Support Agreement, the Principal Shareholders owned an aggregate of 2,917,387 shares of Common Stock and held 21,000 Options to purchase additional shares, all of which are subject to the terms and conditions of the Support Agreement. Pursuant to the Support Agreement, the Principal Shareholders have agreed to (a) within five business days of the commencement of the offer, validly tender or cause to be tendered all of the Common Stock of the Principal Shareholders in accordance with the terms of the Offer and (b) not withdraw, or cause to be withdrawn, all or any portion of the Common Stock of the Principal Shareholders from the Offer in accordance with the terms of the Support Agreements except upon termination of the Merger Agreement in accordance with its terms. Such Common Stock held by the Principal Shareholders, including Options to purchase 21,000 shares of Common Stock held by such Principal Shareholders, represent approximately 41.45% of the total class of shares of Common Stock issued and outstanding.
          The Merger Agreement also provides that, in connection with the Merger, at the Effective Time, upon the terms and subject to the conditions of the Merger Agreement, each Option issued and outstanding at that time shall be converted into the right to receive an amount equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price of the Option, and (y) the number of shares of Common Stock subject to Option immediately prior to its settlement (the “Option Consideration”). At the Effective Time, all Options shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any such option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration.
          Under the Support Agreements, each Principal Shareholder agreed to vote, or cause to be voted, as requested by the Purchaser, all of such Principal Shareholder’s Common Stock (a) in favor of any merger or any other transaction pursuant to which Parent, Purchaser or any of their respective affiliates proposes to acquire the Issuer, whether by tender offer, merger, or otherwise, in which shareholders of the Issuer would receive consideration per share of Common Stock equal to or greater than the consideration to be received by such shareholders in the Offer, and/or (b) against any action, agreement or proposal which would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a material breach of any representation, warranty or covenant or any other obligation or agreement of the Issuer under or with respect to, the Offer or the Merger, the Merger Agreement, the Support Agreements or any of the transactions to which the Issuer is a party or transactions contemplated by the Support Agreements, including, (i) any other extraordinary corporate transaction, including, an Acquisition Proposal, merger, acquisition, joint venture, sale, consolidation, reorganization, liquidation or winding up of or involving the Issuer and a third party, or any other proposal of a third party to acquire the Issuer or all or substantially all of the assets thereof and (ii) any amendment of the articles of incorporation or by-laws of the Issuer.
          Under the Support Agreements, each Principal Shareholder irrevocably granted to, and appointed, Kruse, Traub, or either of them, in their respective capacities as officers of Parent, and any individual who thereafter succeeds to any such office of Parent, their proxy and attorney-in-fact (with full power of substitution) to tender such Principal Shareholders’ Common Stock or to vote the Principal Shareholders’ Common Stock in favor of the Merger or as otherwise contemplated by the Support Agreements. The Support Agreements will terminate upon the termination of the Merger Agreement in accordance with its terms.
          The Merger Agreement also provides the Parent and Purchaser an option, exercisable only if at the expiration of the offer, the aggregate amount of Common Stock validly tendered in accordance with the terms of the Offer and not withdrawn, when taken together with all Common Stock then owned by Parent, Purchaser, and their affiliates (collectively, the “Base Shares”), equal or exceed 80% of the outstanding Common Stock on a fully diluted basis immediately prior to the Expiration Date (as defined in the Merger Agreement) of the Offer, to purchase from the Issuer, at a price per share equal to the Merger Consideration, that number of newly issued shares of Common Stock as may be designated by the Parent or Purchaser, not to exceed the lowest number of shares of Common Stock that, when added to the Base Shares, shall constitute a sufficient number of shares of Common Stock to effect a short-form merger under Utah Revised Business Corporation Act 16-10a-1104. If such option is exercised, the Parent and Purchaser shall consummate the purchase of the additional Common Stock within five business days of the Expiration Date and contemporaneously with acceptance for payment and purchase of all Common Stock validly tendered pursuant to the Offer.
          (h) The Common Stock is listed on Nasdaq. According to the published guidelines of Nasdaq, the Common Stock might no longer be eligible for listing on Nasdaq if, among other things, any or all of the following occur: (i) the number of shares of Common Stock publicly held is less than 750,000, (ii) the number of public shareholders is less than 400, (iii) the aggregate market value of publicly held Common Stock is less than $5,000,000 or (iv) there are not at least two registered and active market makers. Common Stock held directly or indirectly by directors or officers of the Issuer or by a beneficial owner of more than 10% of the Common Stock are not considered as being publicly held for purposes of determining compliance with these criteria. If, as a result of the purchase of Common Stock pursuant to the Offer, the Merger or otherwise, the Common Stock no longer meet the requirements of Nasdaq for continued listing, the listing of the Common Stock on Nasdaq will be discontinued.
          (i) Parent currently intends to seek to cause the Issuer to terminate the registration of the Common Stock under the Exchange Act upon completion of the Merger.
     Item 5. Interest in Securities of the Issuer.
          As of the date hereof, the Reporting Persons own no Common Stock. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under the Support Agreement, the Principal Shareholders granted to, and appointed, Messers Kruse and Traub, in their respective capacities as officers of Parent, and any individual who thereafter succeeds to any such office of Parent, their proxy and attorney-in-fact to tender such Principal Shareholders’ Common Stock or to vote the Principal Shareholders’ Common Stock as described above. As a result of being granted the proxies of and appointed as attorney-in-fact for the Principal Shareholders, Messers Kruse and Traub may be deemed to possess beneficial ownership of an aggregate of 2,938,387 shares of

Common Stock representing approximately 41.45% of the total class of Common Stock issued and outstanding. To the extent that the other Reporting Persons have the power to control Messers Kruse and Traub and appoint their successors, whether directly or indirectly solely in their capacities as control persons over an entity in the control chain, the other Reporting Persons may also be deemed to possess beneficial ownership of an aggregate of 2,938,387 shares of Common Stock representing approximately 41.45% of the total class of Common Stock issued and outstanding. The Reporting Persons and the other persons listed on Schedule A hereto, however, disclaim beneficial ownership of such securities, and this statement shall not be construed as an admission that any Reporting Person or those listed on Schedule A hereto is the beneficial owner for any purpose of the securities covered by this 13D disclosure.
          The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
          (a) As of the date hereof, the Reporting Persons may beneficially own an aggregate of 2,938,387 shares of Common Stock (including Options to purchase 21,000 shares of Common Stock pursuant to the Support Agreement), or approximately 41.45% of the 7,067,172 shares of Common Stock issued and outstanding (based on the number of shares of Common Stock represented to be issued and outstanding as of September 5, 2008 by the Issuer in the Merger Agreement).
          (b) Prior to September 5, 2008, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Common Stock. Upon execution of the Support Agreement, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Common Stock, because, pursuant to the Support Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 2,938,387 shares of Common Stock (including Options to purchase 21,000 shares pursuant to the Support Agreement), or approximately 41.45% of the 7,067,172 shares of Common Stock issued and outstanding (based on the number of shares of Common Stock represented to be issued and outstanding as of September 5, 2008 by the Issuer in the Merger Agreement).
          (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
          (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, the Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this statement.
          (e) Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Reference is made to the responses to Items 1, 2, 3, 4 and 5 of this Statement which is incorporated by reference in response to this Item.
          In connection with the Merger Agreement, the Issuer and OCM Fund entered into a guarantee (the “Guarantee”), dated September 5, 2008, whereby OCM Fund unconditionally guarantees to the Company the due and punctual payment, performance and discharge of all the obligations of the Parent and the Purchaser under the Merger Agreement (the “Obligations”). Pursuant to the Guarantee, the Issuer may, in its sole discretion, bring and prosecute a separate action or actions against the OCM Fund for the full amount of the Obligations, regardless whether action is brought against Parent, the Purchaser, or any other guarantor or person. No recourse may be had under the Guarantee against any officer, agent or employee of OCM Fund, its general partner, its management company or any of its co-investors or any partner or member of OCM Fund, its general partner, its management company or its co-investors or any director, principal, officer, employee, partner, affiliate, assignee, or representative of the foregoing. A copy of the Guarantee has been filed as an exhibit hereto as Exhibit 4 and is incorporated herein by reference.

     Item 7. Material to be filed as Exhibits.

Exhibit 1	Schedule 13D Joint Filing Agreement, dated September 15, 2008 by and among each of the Reporting Persons.

Exhibit 2.1	Support Agreement, dated as of September 5, 2008, among Cyanco Holding Corp., Calypso Acquisition Corp., and John T. Day.

Exhibit 2.2	Support Agreement, dated as of September 5, 2008, among Cyanco Holding Corp., Calypso Acquisition Corp., and E. Bryan Bagley. Substantially identical Support Agreements were entered into with M. Garfield Cook, Nathan L. Wade, James E. Solomon and the BLA Irrevocable Investment Trust and are omitted here.

Exhibit 3	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Cyanco Holding Corp., Calypso Acquisition Corp., and Nevada Chemicals, Inc., incorporated by reference to Exhibit 2.1 to Nevada Chemicals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2008.

Exhibit 4	Guarantee, dated as of September 5, 2008, between Nevada Chemicals, Inc. and OCM Principal Opportunities Fund IV, L.P.

Exhibit 5.1	Powers of Attorney for the Reporting Persons, except Jordon Kruse and Cass Traub, dated September 8, 2008.

Exhibit 5.2	Powers of Attorney for Jordon Kruse and Cass Traub, dated September 11, 2008.

SIGNATURES
          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: September 15, 2008

OCM CYANCO HOLDINGS, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

CYANCO HOLDING CORP.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

By: OCM Principal Opportunities Fund IV Delaware GP Inc.
Its: General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE FUND GP I, L.P.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM HOLDINGS I, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE HOLDINGS, INC.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

JORDON KRUSE

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

CASS TRAUB

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

SCHEDULE A
OCM Cyanco Holdings, LLC
OCM Principal Opportunities Fund IV Delaware, L.P. is the sole member of OCM Cyanco Holdings, LLC. The name and principal occupation of each of the directors and executive officers of OCM Cyanco Holdings, LLC are listed below.

Name	Principal Occupation
Jordon Kruse	Managing Director of Oaktree Capital Management, L.P.
Cass Traub	Assistant Vice President of Oaktree Capital Management, L.P.
Cyanco Holding Corp
The name and principal occupation of each of the directors and executive officers of Cyanco Holding Corp. are listed below.

Name	Principal Occupation
Jordon Kruse	Managing Director of Oaktree Capital Management, L.P.
Cass Traub	Assistant Vice President of Oaktree Capital Management, L.P.
Oaktree Capital Group Holdings GP, LLC
The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer , Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Oaktree Capital Group Holdings, L.P.
The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.
Oaktree Capital Group, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer , Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Oaktree Holdings, LLC
The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. There are no executive officers and directors appointed at Oaktree Holdings, LLC.
OCM Holdings I, LLC
The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
Oaktree Capital I, L.P.
OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. There are no executive officers or directors appointed at Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.
OCM Principal Opportunities Fund IV GP Ltd.
Oaktree Fund GP I, L.P. is the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd., which is a Cayman Islands exempted company. Oaktree Capital Management, L.P. (“Oaktree”) is the sole director of OCM Principal Opportunities Fund IV GP Ltd.
OCM Principal Opportunities Fund IV GP, L.P.
OCM Principal Opportunities Fund IV GP Ltd. is the general partner of OCM Principal Opportunities Fund IV GP, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV, L.P.
OCM Principal Opportunities Fund IV GP, L.P. is the general partner of OCM Principal Opportunities Fund IV, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV, L.P.
OCM Principal Opportunities Fund IV Delaware GP Inc.
OCM Principal Opportunities Fund IV, L.P. is the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc. There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV Delaware GP Inc.
OCM Principal Opportunities Fund IV Delaware, L.P.
OCM Principal Opportunities Fund IV Delaware GP Inc. is the general partner of OCM Principal Opportunities Fund IV Delaware, L.P. There are no executive officers or directors appointed OCM Principal Opportunities Fund IV Delaware, L.P.
Oaktree Holdings, Inc.
The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer , Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.
Oaktree Capital Management, L.P.
Oaktree Holdings, Inc. is the general partner of Oaktree. The name and principal occupation of each of the members of the executive officers of Oaktree are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer , Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

In May 2005, the U.S. Securities and Exchange Commission (the “SEC”) accepted Oaktree’s offer to resolve an investigation into four alleged violations by Oaktree’s emerging markets fund of an SEC trading rule, Rule 105 of Regulation M, which prohibits the use of stock acquired in a public offering to cover a short position entered into in the five business days before the offering. Oaktree cooperated immediately and fully with the SEC’s inquiry into this matter and readily agreed to enter into a cease-and-desist order requiring Oaktree to (a) implement written compliance policies and procedures reasonably designed to prevent violations of Regulation M, review those policies and procedures annually and require the chief compliance officer to administer these policies and procedures; (b) pay disgorgement and prejudgment interest of $175,928; and (c) pay a civil money penalty in the amount of $169,773. In accepting Oaktree’s offer of settlement, the SEC took specific note of the “remedial acts promptly undertaken by Oaktree and cooperation afforded the Commission staff.” Oaktree has updated its firm compliance manual to ensure that it addresses the requirements of Rule 105 of Regulation M and outlines the policies and procedures Oaktree has designed to reasonably prevent further violations.
The filing of this statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SCHEDULE 13D JOINT FILING AGREEMENT
          In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.
Date: September 15, 2008

OCM CYANCO HOLDINGS, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

CYANCO HOLDING CORP.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

By: OCM Principal Opportunities Fund IV Delaware GP Inc.
Its: General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE FUND GP I, L.P.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OCM HOLDINGS I, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE HOLDINGS, INC.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

JORDON KRUSE

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact

CASS TRAUB

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-fact